Exhibit 99.1
Batávia maintains its strategy of innovation releasing 60 new products
Batávia S.A.-Indústria de Alimentos is one of Brazil’s largest agro-industry food producer, especially dairy-processed items, with a successful track record of achievement based on the development of products that are synonymous to innovation, high technology, quality and reliability.
A leader in sale of dairy-processed products in the southern region of Brazil and with a growing penetration in the other regions of the country, today the company has a diversified portfolio comprised of a mix of more than 200 items sold under the Batavo and Parmalat brands.
Batávia is seeking to enhance consumer recognition and achieve an outstanding position in the market. For that purpose, it has expanded its industrial activities, modernized structures and equipment, and developed innovative products. The company has expanded all its product lines, performance being particularly positive in higher value-added products. It has become the domestic market leader in terms of volume for fermented milk products and vice-leader in petit suisse, according to ACNielsen data for August/September 2006 — Retail Index Base.
In 2005, Batávia launched 60 new products, among which is the exclusive and most comprehensive line of ready-to-drink fruit juices in packaging with easy-to-open tops. This launch marked the company’s definitive entry into this competitive market.
The company is expanding in the also competitive sector of dairy-processed products — the result of growth strategies established for the next few years.
“Our challenge is to add value to the company’s products, offering consumers a portfolio which meets all their needs and desires. Because of this, we want to grow even more in the dairy-processed product segment, a market with the best cost-benefit relationship, and consolidate our position in the market for fruit juices, and soy- and milk-based products,” explains José Antônio Fay, Director-General at Batávia.
In May 2006, the partnership with Perdigão S.A. was consolidated. Perdigão, now Batávia’s controlling shareholder (51%), brings additional support to the growth strategy, reenergizing Batávia and its projects. The company, inspired by this promising phase, is accelerating its plans for a sustained and aggressive growth in operating excellence and in building a portfolio of innovative of products.
The partnership between the shareholders, Cooperativa CCLP (Cooperativa Central de Laticínios do Paraná) and Agromilk, with a long experience in milk production, will remain. These companies will continue to hold a 49% stake in Batávia.
Today, Batávia has more than 1,700 employees at its two industrial units — Carambeí (PR) and Concórdia (SC). The company has a product mix made up of yogurts, petit suisse, desserts, pasteurized and UHT milk, aromatized milks and fermented milk products, fruit juices, soy-based beverages, among others.
Important Numbers
Industrial Units: Carambeí (PR) + Concórdia (SC)
Total production: 250,000 tons / year (dairy-processed products and milks)
Employees: 1,700.

Market Positioning: In the dairy-processed product segment, the company is ranked third with a 14.2% market share in the domestic market. Market leader in fermented milk products with a 31.8% share and vice-leader in petit suisse with 19.9% (% share by volume — Source: ACNielsen AS’06 — Retail Index)
Batávia presents Naturis Soja Batavo, the only product line to offer a complete meal
Made up of six delicious versions, unique in the market, Naturis Soja is the company’s principal new product launch for 2007
Determined to increase its market share in the promising soy-based product market, Batávia is launching a new line of products with items for different moments and occasions that will give the consumer a healthier, tastier and more complete form of nutrition.
Lactose- and cholesterol-free and 100% vegetable-based, Naturis Soja Batavo is being launched with its own visual identity, characteristic layout and innovative packaging. It represents the first in a new line of soybean-based desserts to be stocked on the food store’s refrigerated gondolas, expanding the company’s portfolio even further. The new product family is an important step in the Batavo brand’s objective of building up its business in one of the most hotly contested markets in the food industry today.
“With Naturis Soja, we intend to add value to the nutrition of the consumer who is looking for additional benefits. The purpose is to offer healthy and tasty products, associating the new line to a life style for men and women that treat their health and have their well-being as a priority,” explains Regina Boschini, marketing manager at Batávia.
The principal innovation of the product line is Sobremesa de Chocolate, (chocolate dessert), the first in the market, enriched with soybean protein, which combines the benefits of the grain with the irresistible taste of chocolate. The product is contained in an exclusive rounded pot with a modern and attractive design.
Healthy family
Batavo Naturis Soja Sabor Chocolate, a soy-protein based drink, is another new release to hit the grocery store gondolas in a Combibloc differentiated packaging, unique in the market, available in 750ml and 200ml versions.
In addition to the new product releases, the Naturis Soja line incorporates four other successful products which will now become members of the family with the new visual identity:
•	Alimento de Soja Original: its lightness makes for easy digestion and has only 80 calories per 200ml. The product is rich in protein: one full cup provides 10% of the protein daily requirements.

•	Alimento de Soja Light: this item has only 58kcal per cup preserving the same quality and taste.

•	Alimento de Soja tipo Iogurte: a new option for people that enjoy yogurt, 100% vegetal without lactose and with many fruit pieces. The product is available in Peach flavor and now comes in the Frutas vermelhas (berries) version as well.

•	Soy Cream: a healthy and delicious alternative to traditional milk cream and with a taste that is equal to the traditional version. It contains no transfat — responsible for increasing the amount of bad cholesterol and reducing the good one. The product can be used in any recipe, sweet or salty.
Potential market
The market for soybean-based drinks is enjoying the fastest growth—57.3% from 2004 to 2005—of any product in the non-alcoholic beverage segment according to ACNielsen. (source: Tendências ACNielsen 2005)
In the soy-based category, Batávia has innovated with the release of the first creamy soybean-based yogurt and the first soy cream in Brazil.
Batávia enhances its presence in the functional products market with a unique line offering two functional lactobacilli and 0% fat
New generation Bio Fibras Batavo gets two flavors and a modern visual identity

The first company in Brazil to launch — ten years ago — a yogurt with functional characteristics and proven results in cases of constipation, Batávia is again turning its focus on the segment which it helped to create. The launch of new generation Bio Fibras Batavo stresses the company’s aggressive strategy to obtain a commanding share of this growing market niche. In addition to a new layout — attractive at the point of sale — the line is the only one in the market with two functional lactobacilli, 0% fat and cholesterol, and enriched with fibers.
The line carries a striking visual identity. “The logo has been modernized to improve the level of communication, principally with a female audience, the largest consumer of this type of yogurt, while the packaging provokes a greater impact on the refrigerated gondolas,” explains Regina Boschini, Batávia’s marketing manager.
The logo of the new visual layout is linked to intestinal equilibrium and focuses on the line’s major competitive differential: the presence of lactobacilos acidophilus and bifidobacterium actis. These live microorganisms, selected by Batávia’s research and development center, guarantee the unique position of the brand as the only one on the market with two functional lactobacilli.
Bio Fibras is ideal principally for those that suffer from constipation but want to keep physically fit. Besides balancing the intestinal flora, the new product line offers the lowest calorie count in the market: only 81 calories per 100 ml. The two functional lactobacilli ensure a completely regular movement of the intestinal tract, acting both on the large and small intestines.
This new generation of yogurts introduces brand new flavors: Bio Fibras Mamão and Bio Fibras Branco, both in the creamy version (with a consistency enabling them to be eaten with a spoon), in a tray pack containing four 110g units. The line offers strawberry and cherry flavors in the same packaging. Cherry, strawberry and papaya flavors also come in 180g and 850g bottle in liquid form. A highlight of the product line is the strawberry light version, available only in the 850g form, the only light product of this functional market.
The launch will be based on three pillars of communication with the market: specific initiatives at the point of sale, with tastings and printed publicity directed at the consumer; initiatives with healthcare professionals; and a country-wide advertising campaign on national TV scheduled for this month.
Accelerated growth
According to the ACNielsen data, from October 2005 to September 2006, the Brazilian functional yogurt market accounted for R$291 million, with a market share of 13% of the total yogurts market. While the Brazilian yogurts market grew at a 14% rate from October 2005 to September 2006 the functional yogurts market grew at a 55% rate at the same period.
Source: ACNielsen — Retail Index Base Regular
Bio Fibras is launched with an aggressive TV campaign
A handsome man with a humorous style is the principal appeal of the advertisement
An aggressive film campaign and several promotional initiatives mark the nationwide launch of new generation Bio Fibras Batavo, directed principally at a female audience, the largest functional yogurt consumers, who suffer from frequent constipation. Unusual and sensual, the campaign is the work of Dez Propaganda and will be broadcast from November 19 on open-channel TV networks to major cities until December 8.
Baptized “Ele,” the advertisement invites functional yogurt consumers to treat their intestines gently by consuming Bio Fibras, the only brand on the market with two functional lactobacilli, 0% fat and cholesterol, and rich in fibers. Addressing his female audience eye to eye, the actor in the advertisement describes the discomfort caused by constipation, firstly, focusing the conversation on boyfriends or husbands, but then switching the subject to present Bio Fibras as the ideal option for regulating the intestinal flora and to keep fit with a product that contains only 81 calories per 100 ml.
According to Batávia’s marketing manager, Regina Boschini, the campaign is part of the company’s strategy to get closer to the consumer with a product line that combines functional and nutritional benefits and can be freely consumed at any time of the day. The main objective is to reach principally women over 18 years old and also to improve the market penetration of the product’s new visual identity.

In addition to the film, the marketing strategy aims at emphasizing the “guilt free” functional concept — a reflection of the low calorie nature of the product, the only one in the market with this quality in its category — through promotional initiatives with special approaches and innovative point-of-sale material.
São Paulo, November 9, 2006.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change. to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.
This document does not constitute an offer or sale of Common Shares or ADSs in the United States of America. The Common Shares and the ADSs may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act of 1933 or an exemption from registration requirements of the Securities Act is available. A registration statement relating to the Common Shares to be offered in the international offering and the ADSs has been filed with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective by the SEC.

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